Exhibit 1.02

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Provides Update on Key Performance Metrics of China Games and Lunia in North America

Beijing, March 7, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA), and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced key performance metrics for certain of its commercially available games in China, as well as the Lunia online game recently launched in North America.

The company’s progress with its stated objective of revenue diversification in China continued in February, with the company’s five newer games: Special Force, Shaiya, MIR III, EVE Online and Shine Online accounting for approximately 80 percent of average daily revenue. Total registered users across the company’s online games in China were 136.6 million at the end of February. This represents a 7.6 percent over 127 million registered users at the end of 2007.

Special Force, launched in China in July 2007, continued to exhibit accelerating growth.
Compared to January 2008, key metrics for Special Force in February, 2008 were:

•	Average daily revenue growth of 72 percent;

•	Growth in total registered users of 19 percent, now totaling more than 17 million;

•	Growth in peak concurrent users (PCU) of 35 percent, and

•	Growth in average concurrent users (ACU) of 31 percent.

Compared to the fourth quarter of 2007, key metrics for Special Force in February 2008 were:

•	Average daily revenue growth of 414 percent;

•	Growth in total registered users of 43 percent;

•	Growth in peak concurrent users (PCU) of 116 percent, and

•	Growth in average concurrent users (ACU) of 103 percent.

In addition to the continued accelerating growth of Special Force, MIR III also exhibited strong growth in China during February, with average daily revenues growing by 35 percent compared to January 2008, and 44 percent compared to fourth quarter of 2007.

“We are quite pleased with the overall performance of our online game portfolio in China and in particular, with Special Force, now our top revenue producer in China after only eight months in commercial operation,” said John Huen, chief operating officer of CDC Games. “We are also very happy to renew our technical support for Yulgang with Mgame, the developer of the game. We have already created our detailed plans to quickly ramp-up marketing for Yulgang. This will go into effect immediately, targeting our subscriber base of more than 67 million Yulgang players in China. We expect to begin seeing a positive impact within the next 30 days.”

Huen added, “We also will be working closely with Mgame to launch the Yulgang version 2.0 upgrade as soon as possible. With this enticing upgrade, combined with our increased marketing efforts, we intend to quickly re-engage players and return Yulgang to a path of revenue growth.”

Lunia, the massively multiplayer online role-playing game (MMORPG) based on the popular manga-style comic art form, was launched for commercial availability in North America on February 22, 2008. Since the launch, the game has demonstrated growing popularity. Average player hours totaled more than 205,000, with an average of six hours per player per week. Other key operating metrics during the last week of commercial operation include:

•	Growth in total registered users of 158 percent,

•	Growth in peak concurrent users (PCU) of 151 percent, and

•	Growth in average concurrent users (ACU) of 140 percent.

Because Lunia leverages the “free-to-play, pay-for-merchandise” model, we believe the growing base of highly active players forms the foundation for future revenues. CDC Games USA will be focused on maintaining a high degree of activity with the current users, and growing the total number of users, to spur revenue growth going forward.

“Our first marketing campaign for Lunia began on February 26,” said Ron Williams, general manager, CDC Games USA. “This campaign accounted for more than 22,000 registrations on our U.S. game portal, www.12foottall.com, during the first eight days of the ad campaign. Since the Beta launch on January 28, 2008 and subsequent commercial launch on February 15, our U.S. game portal 12FootTall has signed up over 42,000 subscribers. Currently, more than 35 percent of the visitors to 12FootTall convert to subscribers. We see this as a testament to the ground-breaking design of the portal, and relevance to today’s online game players. Based on these metrics, we are very pleased with our initial results for both the 12FootTall game portal and the Lunia game.”

Williams added, “With more than two years of content updates already built into our release pipeline for Lunia, we are excited about the game’s potential to be a top online game in North America this year. We look forward to continuing to build our base of Lunia players and portal subscribers, as well as leveraging the portal as the platform for launching additional new games in the U.S..”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 136 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. Through its CDC Games International (CGI) subsidiary, the company launched Minna de Battle in Japan in December 2007. In February 2008, CDC Games USA launched the www.12FootTall.com portal to showcase online games in North America, sell virtual merchandise and promote collaboration among players. Also in February 2008, CGI launched Lunia, its first game in North America, further strengthening its position as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to diversify and continue diversifying its revenues, successfully measure, choose, collect data regarding and evaluate key performance metrics for its games, the ability to successfully grow in key performance areas, diversify our revenue and achieve or maintain month over month and quarter over quarter revenue growth, the ability to upgrade and release new games and newer versions of existing games and the timeliness thereof, our belief regarding growth trends for our new and existing games, our ability to complete successful open and closed beta tests in the future, our ability to maintain successful commercial performance and average revenue per user and peak concurrent users for our games, our ability to launch additional games both inside and outside of China, our ability to successfully continue to work closely with collaborative and contractual partners, our ability to successfully leverage Yulgang version 2.0 to re-engage players and grow revenues, our expectations regarding the impact of our marketing efforts for Yulgang and the timing thereof, our ability to derive revenues from active players, our ability to successfully maintain activity and grow users and revenues, our beliefs regarding Lunia’s potential for future growth, our ability to build its subscriber base and the future success of the 12FootTall game portal, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to successfully develop, license and market first person shooter and other games; (c) the future growth of the online games industry in the China market and other markets throughout the world; (d) the possibility of launch and development delays; (e) the development of competing products and technology; (f) the continued popularity and player acceptance of Yulgang, Special Force and our other games; and (g) the continuation of our contractual and other partners to perform their obligations under agreements with us. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.